ETF Trust II (EGA) – IMS Agreement Schedule

Schedule A

As of June 21, 2019

Fund	Effective Date	Assets (billions)	Investment Management Fee Rate
Columbia EM Core ex-China ETF	June 1, 2019	All	0.16%(1)
Columbia Emerging Markets Consumer ETF	February 1, 2018	All	0.59%(1)
Columbia India Consumer ETF	February 1, 2018	All	0.75%(1)

(1)

Fee is a “unitary fee” pursuant to which the Investment Manager pays the operating costs and expenses of the Fund other than the following expenses (which will be paid by the Fund): the management fee set forth above; taxes; interest incurred on borrowing by the Fund (including but not limited to overdraft fees), if any; brokerage expenses, fees, commissions and other portfolio transaction expenses (including but not limited to service fees charged by custodians of depositary receipts and scrip fees related to registrations on foreign exchanges); interest and fee expense related to the Fund’s participation in inverse floater structures; infrequent and/or unusual expenses, including without limitation litigation expenses (including but not limited to arbitrations and indemnification expenses); distribution and/or service fees; expenses incurred in connection with lending securities; and any other infrequent and/or unusual expenses approved by the Board.

ETF Trust II (EGA) – IMS Agreement Schedule

IN WITNESS THEREOF, the parties hereto have executed the foregoing Schedule A as of June 21, 2019.

COLUMBIA ETF TRUST II

By:	/s/ Christopher O. Petersen
Name: Christopher O. Petersen
Title: President

COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC

By:	/s/ Michael G. Clarke
Name: Michael G. Clarke
Title: C-Head of Global Operations